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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: September 30, 1998
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or     6. If Amendment, Date
    Shanklin    William     L.                Statement                     Trading Symbol                    of Original
----------------------------------------      (Month/Day/Year)           ABC Dispensing Technologies,         (Month/Day/Year)
     (Last)     (First)     (Middle)           12/15/97                  Inc. (ABCC)
       1921 Basswood Drive                 ----------------------------  ------------------------------
----------------------------------------   3. IRS or Social Security     5. Relationship of Reporting     7. Individual or Joint/
             (Street)                         Number of Reporting             Person(s) to Issuer            Group Filing (Check
                                              Person (Voluntary)            (Check all applicable.)          Applicable Line)
                                                                          X  Director   ___  10% Owner        X Form filed by One
Kent              Ohio         44240                                     ___ Officer    ___   Other             Reporting Person
--------------------------------------     ----------------------------  (give title below)  (specify below) __ Form filed by More
      (City)      (State)      (Zip)                                                                            than One Reporting
                                                                               ---------------------------      Person
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock                                             1,170 shares                D
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Common Stock                                            25,000 shares                I                   Immediate right to acquire
                                                                                                         pursuant to conversion of
                                                                                                         Convertible Preferred Stock
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Common Stock                                            25,000 shares                I                   Immediate right to acquire
                                                                                                         pursuant to Stock Option
                                                                                                         Agreement
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Common Stock                                            10,000 shares                I                   Immediate right to acquire
                                                                                                         pursuant to Stock Option
                                                                                                         Agreement
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Common Stock                                            62,500 shares                I                   Right to acquire on 1/15/98
                                                                                                         pursuant to conversion of
                                                                                                         Convertible Preferred Stock
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Common Stock                                            62,500 shares                I                   Right to acquire on 1/15/98
                                                                                                         pursuant to Stock Option
                                                                                                         Agreement
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Convertible Preferred Stock                             25,000 shares                D
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Convertible Preferred Stock                             62,500 shares                I                   Will acquire on 1/15/98
                                                                                                         pursuant to Consulting
                                                                                                         Agreement
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (8/92)

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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount of                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Stock Option                     2/24/97   2/24/02        Common Stock    25,000      $1.25         D
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Stock Option                     9/7/96    9/7/01         Common Stock    10,000      $3.50         D
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Stock Option                     1/15/98   1/15/03        Common Stock    62,500      $1.25         I           See Note 2
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Convertible Preferred Stock      2/24/97   2/24/02        Common Stock    25,000      See Note 1    D
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Convertible Preferred Stock      1/15/98   1/15/03        Common Stock    62,500      See Note 1    I           See Note 2
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Explanation of Responses:

(1) Each share of Convertible Preferred Stock is immediately convertible into one share of Common Stock
(2) Mr. Shanklin will acquire 62,500 shares of Convertible Preferred Stock and options to purchase 62,500 shares of
Common stock on January 15, 1998 pursuant to the terms of a Consulting Agreement dated 10/1/97.


**Intentional misstatements or omissions of facts constitute Federal Criminal        /s/ William L. Shanklin             12/24/97
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             -------------------------------   -------------
                                                                                     **Signature of Reporting Person        Date
Note: File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, See Instruction 6 for procedure.                                                 Page 2
                                                                                                                  SEC 1473 (8/92)
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